Teva Issues Updated Conference Call Information for
First Quarter 2014 Financial Results on May 1, 2014

Jerusalem, April 30, 2014 - Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today issued updated dial-in information regarding the conference call to be held on May 1, 2014 at 8:00 a.m. ET to discuss its first quarter 2014 results.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States 1-877-327-2806; Canada 1-800-608-0284 and International +44 (0) 1452 556664; conference id #: 34735094. For a list of other international toll-free numbers, click here

A live webcast of the call will also be available on Teva’s website at: www.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company’s website. The replay can also be accessed until May 15, 2014, at 11:00 a.m. ET by calling: United States 1-866-247-4222; Canada 1-(866) 878-9237 or International +44 (0) 1452550000; passcode: 34735094#.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.